SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

FY 2021 Dividend

1. Dividend category		Year-end Dividend

2. Dividend type		Cash Dividend

- Details of dividends in kind		—

3. Dividend per share (KRW)	Common Stock	1,910
	Different classes of stocks	—

- Differential dividends		No

4. Dividend yield (%)	Common Stock	5.9
	Different classes of stocks	—

5. Total dividend payment		450,393,558,860

6. Record date		2021-12-31

7. Dividend distribution date		Within one month after the General Meeting of Shareholders

8. Whether General Shareholders’ Meeting will be held		In Schedule

9. Date of General Shareholders’ Meeting		TBA

10. Date of approval by the BOD		2022-02-09

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside auditors)		—

11. Disclaimers

- The item above 3. Dividend per share is subject to change after an external audit and results of General Meeting of Shareholders.

- The item above 4. has been prepared by percentage of DPS to the arithmetic average price of KT shares of the five working days prior to ‘the record date – 2 days’.

- The company’s audit committee is made up of all outside directors.